UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

Transaction Agreement

On March 10, 2021, AerCap Holdings N.V. (“AerCap”) announced that it has entered into a definitive agreement (the “Transaction Agreement”) among AerCap Aviation Leasing Limited (the “Ireland Subscriber”), AerCap US Aviation LLC (the “US Purchaser”), General Electric Company (“GE”), GE Ireland USD Holdings ULC (“Existing Ireland Shareholder 1”), GE Financial Holdings ULC (“Existing Ireland Shareholder 2”) and GE Capital US Holdings, Inc. (the “US Seller”) pursuant to which (i) the Ireland Subscriber will subscribe for new “A” ordinary shares in the capital of GE Capital Aviation Funding ULC (“Ireland Company 1”),  and Existing Ireland Shareholder 1 will cancel 100% of its shares in the capital of Ireland Company 1, which currently represent 100% of the issued and outstanding share capital of Ireland Company 1, (ii) the Ireland Subscriber will purchase 100% of the equity in Celestial Transportation Finance Ireland Limited (“Ireland Company 2”) and 100% of the equity in GECAS Trading Ireland Limited (“Ireland Company 3” and, together with Ireland Company 1 and Ireland Company 2, the “Ireland Companies”) from Existing Ireland Shareholder 2, (iii) the US Purchaser will purchase 100% of the equity in GE Capital Aviation Services LLC (the “US Company”, and, together with the Ireland Companies, collectively, “GECAS”) from the US Seller and (iv) prior to consummation of the transactions described in clauses (i) through (iii) above, the subscription by Ireland Subscriber for one or more debt instruments of each Ireland Company with an aggregate principal amount equal to the aggregate balance of specified intercompany accounts of such Ireland Company, the proceeds of which will be used immediately to repay such intercompany indebtedness between the entities being transferred and entities related to GE, in each case on the terms of the Transaction Agreement and subject to the conditions set forth therein (the “Transaction”).

Under the terms of the Transaction Agreement and subject to the conditions set forth therein, GE will receive (subject to adjustment pursuant to the terms of the Transaction Agreement) 111.5 million newly issued AerCap shares, $24 billion of cash and $1 billion of subordinated notes, senior notes or cash. Upon completion of the Transaction, GE is expected to own approximately 46% of AerCap’s shares.

 Commitment Letter

In connection with the execution of the Transaction Agreement, AerCap and AerCap Ireland Capital DAC, a wholly owned subsidiary of AerCap, entered into a debt commitment letter, dated March 9, 2021, with Citigroup Global Markets Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (collectively, the “Lenders”) pursuant to which, subject to the terms and conditions set forth therein, the Lenders (on behalf of themselves and certain affiliates) committed to provide a 364-day senior unsecured bridge loan facility in an aggregate principal amount of up to $24 billion (the “Bridge Credit Facility”). AerCap intends to use the proceeds from the Bridge Credit Facility to finance the cash portion of the Consideration, unless alternative debt financing is obtained prior to closing of the Transaction.

The information contained in the preceding paragraphs of this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

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Forward Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. Any statements other than statements of historical fact included in this communication are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward looking statements, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to consummate the Transaction; our ability to obtain requisite regulatory and shareholder approval and the satisfaction of other conditions to the consummation of the Transaction; our ability to successfully integrate GECAS’s operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the Transaction on relationships, including with employees, suppliers, customers and competitors. As a result, we cannot assure you that the forward-looking statements included in this communication will prove to be accurate or correct. Further information regarding these and other risks is included in AerCap’s annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this communication might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results of AerCap, GECAS or the combined company and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

99.1          AerCap Holdings N.V. Press Release dated March 10, 2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: March 10, 2021

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